August 23, 2019

Michael Piper
Chief Financial Officer
Liberty Tax, Inc.
1716 Corporate Landing Parkway
Virginia Beach, VA 23454

       Re: Liberty Tax, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed August 1, 2019
           File No. 001-35588

Dear Mr. Piper:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    David Ghegan, Esq